UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LogicBio Therapeutics, Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
54142F102
(CUSIP Number)
OrbiMed Advisors LLC OrbiMed Advisors Israel II Limited OrbiMed Israel GP II, L.P. OrbiMed Capital GP VI LLC 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 23, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54142F102

1		NAME OF REPORTING PERSONS. OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,979,023
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,979,023
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,979,023
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.96%*
14		TYPE OF REPORTING PERSON (See Instructions) IA

* This percentage is calculated based upon 22,987,799 shares of common stock outstanding of LogicBio Therapeutics, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on October 22, 2018 and giving effect to the additional 1,050,000 shares of common stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

CUSIP No. 54142F102

1		NAME OF REPORTING PERSONS. OrbiMed Advisors Israel II Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,487,760
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,487,760
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,487,760
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.17%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

* This percentage is calculated based upon 22,987,799 shares of common stock outstanding of LogicBio Therapeutics, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on October 22, 2018 and giving effect to the additional 1,050,000 shares of common stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

CUSIP No. 54142F102

1		NAME OF REPORTING PERSONS. OrbiMed Israel GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,487,760
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,487,760
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,487,760
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.17%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

* This percentage is calculated based upon 22,987,799 shares of common stock outstanding of LogicBio Therapeutics, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on October 22, 2018 and giving effect to the additional 1,050,000 shares of common stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

CUSIP No. 54142F102

1		NAME OF REPORTING PERSONS. OrbiMed Capital GP VI LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,979,023
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,979,023
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,979,023
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.96%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

* This percentage is calculated based upon 22,987,799 shares of common stock outstanding of LogicBio Therapeutics, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on October 22, 2018 and giving effect to the additional 1,050,000 shares of common stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

Item 1.  Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.0001 per share (the “Shares”) of LogicBio Therapeutics, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 610 Main Street, 3rd Floor, Cambridge, Massachusetts 02139.  The Shares are listed on the NASDAQ Global Select Market under the ticker symbol “LOGC”.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On October 8, 2018, in connection with, and prior to the completion of the IPO (as defined below), the Issuer effected a one-for-1.90993 reverse stock split of its common stock and a proportional adjustment to the existing conversion ratios for the Issuer’s outstanding preferred stock (the “Reverse Stock Split”). On October 23, 2018, the Issuer completed its initial public offering pursuant to which the Issuer agreed to issue and sell to the participants 7,000,000 Shares (the “IPO”).  The purchase price for each Share was $10.00.  As a result of the IPO, the Issuer’s total number of outstanding Shares increased to 22,987,799.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Advisors Israel II Limited (“OrbiMed Limited”), OrbiMed Israel GP II, L.P. (“OrbiMed Israel”), and OrbiMed Capital GP VI LLC (“OrbiMed Capital”) (collectively, the “Reporting Persons”).

 (b) — (c), (f) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below.  OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Limited, a corporation organized under the laws of the Cayman Islands, is the general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed Limited has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Israel, a limited partnership organized under the laws of the Cayman Islands, is the general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed Israel has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Capital, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed Capital has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, OrbiMed Limited, OrbiMed Israel and OrbiMed Capital are set forth on Schedules I, II, III and IV, respectively, attached hereto.  Schedules I, II, III and IV set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through IV has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On and prior to the close of January 13, 2016, OrbiMed Limited and OrbiMed Israel, pursuant to their authority under the limited partnership agreement of OrbiMed Israel Partners II, L.P. (“OIP II”), as more particularly referred to in Item 6 below, caused OIP II to purchase 2,678,571 shares of Series A Preferred Stock of the Issuer.  In connection with the IPO, shares of Series A Preferred Stock were adjusted as a result of the Reverse Stock Split and subsequently converted (on the closing of the IPO) into Shares on a 1-for-1 basis.

On and prior to the close of June 23, 2017, OrbiMed Limited and OrbiMed Israel, pursuant to their authority under the limited partnership agreement of OIP II, as more particularly referred to in Item 6 below, caused OIP II to purchase 3,046,943 shares of Series B Preferred Stock of the Issuer.  In connection with the IPO, shares of Series A Preferred Stock were adjusted as a result of the Reverse Stock Split and subsequently converted (on the closing of the IPO) into Shares on a 1-for-1 basis.

On and prior to the close of June 23, 2017, OrbiMed Advisors and OrbiMed Capital, pursuant to their authority under the limited partnership agreement of OrbiMed Private Investments VI, LP (“OPI VI”), as more particularly referred to in Item 6 below, caused OPI VI to purchase 4,352,775 shares of Series B Preferred Stock of the Issuer.  In connection with the IPO, shares of Series B Preferred Stock were adjusted as a result of the Reverse Stock Split and subsequently converted (on the closing of the IPO) into Shares on a 1-for-1 basis.

On and prior to the close of October 23, 2018, Advisors and GP VI, pursuant to their authority under the limited partnership agreement of OPI VI, as more particularly referred to in Item 6 below, caused OPI VI to purchase 700,000 Shares in the IPO.

On and prior to the close of October 23, 2018, OrbiMed Limited and OrbiMed Israel, pursuant to their authority under the limited partnership agreement of OIP II, as more particularly referred to in Item 6 below, caused OIP II to purchase 490,000 Shares in the IPO.

Item 4.  Purpose of Transaction

This statement relates to the acquisition of Shares by the Reporting Persons. The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective advisory clients.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

 (a) — (b) The following disclosure is based upon 22,987,799 outstanding Shares of the Issuer, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on October 22, 2018.

As of the date of this filing, OIP II, a limited partnership organized under the laws of the Cayman Islands, holds 3,487,760 Shares constituting approximately 15.17% of the issued and outstanding Shares plus the Warrants held by OIP II.  OrbiMed Israel is the sole general partner of OIP II pursuant to the terms of the limited partnership agreement of OIP II, and OrbiMed Limited is the sole general partner of OrbiMed Israel pursuant to the terms of the limited partnership agreement of OrbiMed Israel.  As a result, OrbiMed Israel and OrbiMed Limited share the power to direct the vote and disposition of the Shares held by OIP II, and both OrbiMed Israel and OrbiMed Limited may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OIP II.  OrbiMed Limited exercises this investment power through an investment committee (the “Committee”) comprised of Carl L. Gordon, Jonathan Silverstein, Nissim Darvish, Anat Naschitz, and Erez Chimovits each of whom disclaims beneficial ownership of the Shares held by OIP II.

As of the date of this filing, OPI VI, a limited partnership organized under the laws of Delaware, holds 2,979,023 Shares constituting approximately 12.96% of the issued and outstanding Shares plus the Warrants held by OPI VI.  OrbiMed Capital is the sole general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI, and OrbiMed Advisors is the sole managing member of OrbiMed Capital, pursuant to the terms of the limited liability company agreement of OrbiMed Capital.  As a result, OrbiMed Advisors and OrbiMed Capital share power to direct the vote and disposition of the Shares held by OPI VI and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VI.  Each of OrbiMed Advisors and OrbiMed Capital disclaims any beneficial ownership over the shares of the other Reporting Persons.  Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Shares held by OPI VI.

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Capital is the sole general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI.  Pursuant to this agreement and relationship, OrbiMed Capital has discretionary investment management authority with respect to the assets of OPI VI. Such authority includes the power to vote and otherwise dispose of securities held by OPI VI.  The number of outstanding Shares of the Issuer attributable to OPI VI is 2,979,023. OrbiMed Capital, pursuant to its authority under the limited partnership agreement of OPI VI, may be considered to hold indirectly 2,979,023 Shares.

OrbiMed Advisors is the sole managing member of OrbiMed Capital, pursuant to the terms of the limited liability company agreement of OrbiMed Capital. Pursuant to these agreements and relationships, OrbiMed Advisors and OrbiMed Capital have discretionary investment management authority with respect to the assets of OPI VI.  Such authority includes the power of OrbiMed Capital to vote and otherwise dispose of securities held by OPI VI.  The number of outstanding Shares attributable to OPI VI is 2,979,023 Shares.  OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreement of OrbiMed Capital, may also be considered to hold indirectly 2,979,023 Shares.

OrbiMed Israel is the sole general partner of OIP II pursuant to the terms of the limited partnership agreement of OIP II. OrbiMed Limited is the sole general partner of OrbiMed Israel pursuant to the terms of the limited partnership agreement of OrbiMed Israel.  Pursuant to these agreements and relationships, OrbiMed Israel has discretionary investment management authority with respect to the assets of OIP II and such discretionary investment management authority is exercised through OrbiMed Limited by action of the Committee. Such authority includes the power to vote and otherwise dispose of securities held by OIP II. The number of outstanding Shares of the Issuer attributable to OIP II is 3,487,760.  OrbiMed Israel, as the general partner of OIP II, may be considered to hold indirectly 3,487,760 Shares, and OrbiMed Limited, as the general partner of OrbiMed Israel, may be considered to hold indirectly 3,487,760 Shares.

Erez Chimovits (“Chimovits”), an employee of OrbiMed Limited, is a member of the Board of Directors of the Issuer and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.  From time to time, Chimovits may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with the Reporting Persons, Chimovits is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to the Reporting Persons, which will in turn ensure that such securities or economic benefits are provided to OPI VI and OIP II.

Lock-Up Agreement

In connection with the IPO, the OPI VI and OIP II entered into a lock-up agreement with the Issuer (the “Lock-Up Agreement”).  The Lock-Up Agreement provides that, subject to limited exceptions, OPI VI and OIP II will not, during the period ending 180 days after the date of the IPO (the “Lock-Up Period”), directly or indirectly (1) sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any Shares or securities convertible into or exercisable or exchangeable for Shares with respect to which OPI VI and OIP II has or acquires the power of disposition or (2) enter into any swap or other agreement that transfers, in whole or in part, the economic risk of ownership of any such Shares.

After the Lock-Up Period expires, the Reporting Persons’ Shares will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and other applicable U.S. securities laws.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, which is filed as Exhibit 2 and incorporated herein by reference.

Investors Rights Agreement

In addition, OPI V and certain other stockholders of the Issuer entered into an amended and restated investors’ rights agreement with the Issuer (the “Investors Rights Agreement”), dated as of June 19, 2017.  Pursuant to the Investor Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Registration Rights

Following the closing of the IPO, the holders of a certain number of Shares, or their transferees, will be entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act pursuant to the Investors Rights Agreement.

Demand Registration Rights

At any time beginning on the earlier of June 17, 2022 or six months following the effectiveness of the IPO, the holders of 60% or more of the registrable securities then outstanding of the Issuer may make a written request that the Issuer register some or all of their registrable securities, subject to certain specified conditions and exceptions.   The Issuer is required to use commercially reasonable efforts to effect the registration and will pay all registration expenses, other than underwriting discounts and commissions, related to any demand registration. The Issuer is not obligated to effect more than one of these registrations in any 12-month period.

Form S-3 Registration Rights

Pursuant to the Investor Rights Agreement, at any time after the Issuer is qualified to file a registration statement on Form S-3 under the Securities Act, and subject to limitations and conditions specified in the Investors Rights Agreement, a holder may make a written request that the Issuer prepare and file a registration statement on Form S-3 covering their shares, so long as the aggregate price to the public, net of any underwriters’ discounts and commissions, is less than $1,000,000. The Issuer is not obligated to effect more than one of these Form S-3 registrations in any 12-month period.

Piggyback Registration Rights

Pursuant to the Investors’ Rights Agreement, if the Issuer registers any of its securities either for its own account or for the account of other security holders, the holders of Shares are entitled to include their Shares in the registration.  Subject to certain exceptions contained in the Investors’ Rights Agreement, the Issuer and the underwriters may limit the number of Shares included in any such offering under certain circumstances.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which is filed as Exhibit 3 and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Advisors Israel II Limited, OrbiMed Israel GP II, L.P., and OrbiMed Capital GP VI LLC.
2.
Form of Lock-Up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1/A (SEC 333-227523), filed with the SEC on October 9, 2018).

3.
Investors’ Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated as of June 19, 2017 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC 333-227523), filed with the SEC on September 25, 2018).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2018	ORBIMED ADVISORS LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

ORBIMED ADVISORS ISRAEL II LIMITED

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Director

ORBIMED ISRAEL GP II, L.P.

	By:	ORBIMED ADVISORS ISRAEL II LIMITED, its general partner

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Director

ORBIMED CAPITAL GP VI LLC

	By:	ORBIMED ADVISORS LLC, its managing member

Member of OrbiMed Advisors LLC

	By:	/s/ Carl L. Gordon
Carl L. Gordon
Member of OrbiMed Advisors LLC

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors Israel II Limited are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Director	Director OrbiMed Advisors Israel II Limited

Jonathan T. Silverstein	Director	Director OrbiMed Advisors Israel II Limited

Nissim Darvish Israeli Citizen	Director	Director OrbiMed Advisors Israel II Limited

SCHEDULE III

The business and operations of OrbiMed Israel GP II, L.P. are managed by the executive officers and directors of its sole general partner, OrbiMed Advisors Israel II Limited, set forth on Schedule II attached hereto.

SCHEDULE IV

The business and operations of OrbiMed Capital GP VI LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Advisors Israel II Limited, OrbiMed Israel GP II, L.P., and OrbiMed Capital GP VI LLC.
2.
Form of Lock-Up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1/A (SEC 333-227523), filed with the SEC on October 9, 2018).

3.
Investors’ Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated as of June 19, 2017 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC 333-227523), filed with the SEC on September 25, 2018).